

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2013

Via E-mail
Mr. H. Thomas Hicks
Chief Financial Officer
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728

> **Re:** **URS Corporation**
> **Form 10-K**
> **Filed February 26, 2013**
> **File No. 1-7567**

Dear Mr. Hicks:

We have reviewed your response dated June 17, 2013, and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 8-K/A filed June 25, 2013

Exhibit 99.1

Note 18. Condensed Consolidating Financial Information, page 72

1. We note that you have revised your condensed consolidating financial statements presented in accordance with Article 3-10 of Regulation S-X for each period presented. Please provide us with a more comprehensive explanation for the errors that each adjustment is correcting in the condensed consolidating financial statements for each period presented.

2. We have read your response to comment 7 in our letter dated May 14, 2013, and have also reviewed the revised condensed consolidating balance sheets you included in the Form 8-K/A No. 1 filed on June 25, 2013. Please provide us with a more comprehensive discussion regarding the intercompany transactions that result in your guarantor and non-guarantor subsidiaries recognizing substantial intercompany accounts receivable for both

dates presented. Please also provide us with a discussion regarding the transactions that result in the Parent recognizing substantial intercompany accounts payable for both dates presented. Your explanation should help us understand why the Parent has both intercompany accounts receivable and intercompany accounts payable recognized for both dates. Please ensure your explanation includes quantified information to help us better understand the transactions described. As part of your explanation, please confirm that intercompany transactions between guarantor subsidiaries have been eliminated in the presentation and that intercompany transactions between non-guarantor subsidiaries have been eliminated in the presentation.

3. We have read your response to comment 8 in our letter dated May 14, 2013. It remains unclear how you determined that the parent's intercompany notes receivable that relates to the intercompany notes payable recognized by the guarantor and non-guarantor subsidiaries is within the scope of ASC 505-10-45-2, as you have represented that the purpose of the intercompany notes receivable and intercompany notes payable relates to acquisitions made by the subsidiaries. As such, it remains unclear why you have classified this amount as equity rather than as an asset. Please advise. Please also tell us why the parent's intercompany notes receivable is significantly less than the intercompany notes payable recognized by the guarantor and non-guarantor subsidiaries.

4. We note that the parent is recognizing an intercompany royalty and general and administrative charges income line item within operating income, which substantially exceeds the general and administrative expenses the parent has incurred for each period presented. Please tell us more about this line item and how you determined that it is appropriate for the parent to recognize this significant amount of income from the guarantor and non-guarantor subsidiaries. Please provide us with the specific reference in ASC 605 that supports your accounting. Please also tell us what the debit entry is for the parent and what the credit entry is for the guarantor and non-guarantor subsidiaries. As part of your response, please provide us with the contract between the parent and the subsidiaries that allows the parent to recognize the income.

5. Please provide us with a reconciliation from the corresponding parent's balance sheet line items to the amounts recognized for the prepaid expenses, inventory and other current assets; accounts payable, accrued salaries and employee benefits, and other current liabilities; other long-term liabilities; and other long-term assets within operating cash flows for each period presented in response to comment 11 in our letter dated May 14, 2013.

6. We note that long-term intercompany notes payable were recognized for both the guarantor and non-guarantor subsidiaries as of December 28, 2012. We further note that the non-guarantor subsidiaries made payments of $1.3 billion for business acquisitions during fiscal year 2012; however, no payments were made by the guarantor subsidiaries for business acquisitions during fiscal year 2012. We further note that the long-term intercompany notes payable relate to the funding of large acquisitions. Please explain

why a $561.7 million intercompany note payable was recognized for the guarantor subsidiary with no corresponding payment for a business combination in the cash flow statement.

7. Please provide us with a reconciliation of the net intercompany investing activities line item for fiscal year 2012 with the amounts recognized in the corresponding line items in the balance sheet for the parent, guarantor subsidiaries, and non-guarantor subsidiaries.

8. We note that the sum of the borrowings from and payments on long-term debt and revolving line of credit for the parent exceed the change in long-term debt recognized under the parent column for the periods presented. Please advise.

9. Please provide us with a reconciliation of the net intercompany financing activities line item for fiscal year 2012 with the amounts recognized in the corresponding line items in the balance sheet for the parent, guarantor subsidiaries, and non-guarantor subsidiaries.

You may contact Jenn Do at (202) 551-3743, Tracey Smith at (202) 551-3736, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief